

December 18, 2012

Via E-mail
Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

> **Re:     AMCOL International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated December 11, 2012**
> **File No. 001-14447**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Reviews

Minerals and Metals Segment, page 32

1.      We read your response to our comment 1 of our letter dated November 27, 2012 and note that your product line sales reports from your regional management do not contain quantified information to explain the changes in your sales. You also state that in the event that your corporate staff notes a significant change in metalcasting product line sales, your corporate staff will contact the relevant local manager in the region to obtain additional information. We note that your current disclosure is generic and does not

provide any insight in to your operations. Considering the significant changes in sales in 2010 and 2011 in metalcasting revenues and in order to enhance an investor's understanding of your business, please (a) describe the process that your management uses to identify and analyze the contributing factors for significant changes in sales when there are offsetting significant increases and decreases under the same product line sales within the same region (i.e. instances when there are no overall significant variance in a region) and how you disclose such information and (b) provide us with, and confirm to us that you will include in future filings, your revised detailed revenue variance analysis that fully explains the changes in revenue between the periods.

Environmental Segment, page 34

2.      We note your response to prior comment 2. We note that your current disclosure is generic and does not provide any insight in to your operations. Considering the significant changes in sales in your building materials product line, to enhance the investors understanding of your business, please tell us (a) how your management assesses the performance of your newly launched products or newly implemented marketing strategies when the factors attributable to material changes in revenue cannot be quantified in your sales report and (b) provide us with, and confirm to us that you will include in future filings, your revised detailed revenue variance analysis that fully explains the changes in revenue between the periods.

Controls and Procedures, page 44

3.  Based upon your responses, it appears to us that you should provide a risk factor describing your lack of the necessary reporting or control systems that would allow you to identify, analyze and report the reasons for period-to-period changes in revenue. Tell us also how this lack of a major control system is consistent with your conclusions regarding the effectiveness of disclosure controls and procedures and internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining